Exhibit 99.1

JA Solar Vietnam Secures Long-term Buyer Credit Loan Facility of US$68.4 Million with

China Minsheng Bank Corporation Limited Shijiazhuang Branch

for Procurement of Equipment at Vietnam Facility

-     JA Solar Holdings Signs a Guarantee Agreement on Loan

BEIJING, China, July 10, 2018 (GLOBE NEWSWIRE) — JA Solar Holdings Co., Ltd. (Nasdaq: JASO) (“JA Solar” or the “Company”), one of the world’s largest manufacturers of high-performance solar power products, today announced that its wholly-owned subsidiary, JA Solar Vietnam Company Limited (“JA Solar Vietnam”, or the “Subsidiary”) had entered into a long-term buyer credit loan agreement with China Minsheng Bank Corporation Limited Shijiazhuang  Branch (the “Lender”) to fund the procurement of equipment at JA Solar Vietnam’s 1.5 GW of wafer manufacturing facility.

Under the terms of the loan agreement, the Lender agreed to provide the Subsidiary with a loan facility of up to US$68,396,100 with a seven-year term.  In addition, the Company had signed a guarantee agreement with the Lender, under which the Company will provide corporate guarantee against the loan facility.

Forward-looking Statements

This press release contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words such as “may,” “expect,” “anticipate,” “aim,” “intend,” “plan,” “believe,” “estimate,” “potential,” “continue,” and other similar statements. Statements other than statements of historical facts in this announcement are forward-looking statements, including but not limited to, our expectations regarding the expansion of our manufacturing capacities, our future business development, and our beliefs regarding our production output and production outlook. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. Further information regarding these and other risks is included in Form 20-F and other documents filed with the Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

About JA Solar Holdings Co., Ltd.

JA Solar Holdings Co., Ltd. is a leading manufacturer of high-performance solar power products that convert sunlight into electricity for residential, commercial, and utility-scale power generation. The Company is one of the world’s largest producers of solar power products. Its standard and high-efficiency product offerings are among the most powerful and cost-effective in the industry. The Company distributes products under its own brand and also produces on behalf of its clients. The Company shipped 7.6 GW of solar power products in 2017. JA Solar is headquartered in Beijing, China, and maintains production facilities in Shanghai, Hebei, Jiangsu, Inner Mongolia and Anhui provinces in China, as well as Penang, Malaysia and Bac Giang, Vietnam.

For more information, please visit www.jasolar.com.

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